December 20, 2013

Mr. Tony Burak
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Russell Investment Funds (“Registrant”) 2012 Annual Report and 2013 Prospectus; File No. 811-05371

Dear Mr. Burak:

We are responding to your comments communicated during our phone conversation on December 3, 2013 regarding the Securities and Exchange Commission’s review of Registrant’s Russell Investment Funds annual report dated December 31, 2012 and filed with Registrant’s Form N-CSR and Registrant’s LifePoints Funds Variable Target Portfolio Series prospectus dated May 1, 2013.

For your convenience, we have restated in this letter each of the comments communicated by you during our phone conversation in bold lettering with the related response following immediately after each comment.

1)	Please file the Tandy representations via EDGAR correspondence.

Please see Appendix A.

2)
With respect to Management’s Discussion of Fund Performance for the Global Real Estate Securities Fund, per Item 27(b)(7)(ii)(A) of Form N-1A, please include a line graph representing an appropriate broad-based securities market index for the most recently completed 10 fiscal years of the Fund. The broad-based securities market index included in the line graph shows eight years of history.

The Global Real Estate Securities Fund changed its primary benchmark to the FTSE EPRA/NAREIT Developed Real Estate Index (net) on October 1, 2010.  This index did not have ten years of history as of December 31, 2012.  In future reports, the Global Real Estate Securities Fund’s former primary benchmark will also be included in the line graph and the line graph will be footnoted to disclose the inception date of the FTSE EPRA/NAREIT Developed Real Estate Index (net).

3)	For each Fund that held securities that experienced transfers between Levels 1, 2 and/or 3 of the fair value hierarchy, please disclose the dollar amounts of such transfers.

This change will be made in the December 31, 2013 annual filing.

4)
Given that the Core Bond Fund held securities classified as Level 3 of the fair value hierarchy at fiscal year-end, please include quantitative information regarding the significant inputs used in determining the fair values of such Level 3 securities (“quantitative sensitivity analysis”).

Registrant includes quantitative sensitivity analysis when a Fund had greater than 1% of its net assets at fiscal year-end invested in Level 3 securities priced using a valuation technique other than a broker quote.  At fiscal year-end, the Core Bond Fund did not have greater than 1% of its net assets invested in Level 3 securities priced using a valuation technique other than a broker quote. In future reports, Registrant will include a footnote explaining why the quantitative sensitivity analysis is not presented in this circumstance.

5)	In the LifePoints Funds Variable Target Portfolio Series prospectus, please include the portfolio turnover information required by Item 3 of Form N-1A.

This disclosure will be included in Registrant’s May 1, 2014 prospectus.

Please call me at (206) 505-4846 if you have any questions.

Sincerely,

/s/ Mary Beth R. Albaneze
Mary Beth R. Albaneze
Secretary
Russell Investment Funds

Appendix A

Russell Investment Funds
1301 2nd Avenue, 18th Floor
Seattle, Washington 98101

December 20, 2013

VIA EDGAR CORRESPONDENCE

Mr. Tony Burak
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Russell Investment Funds (the “Registrant”)
Investment Company Act File No. 811-05371

Dear Mr. Burak:

In connection with a response being made on behalf of the Registrant to comments you provided, the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

●
comments of the staff of the Securities and Exchange Commission (“SEC Staff”), or changes to disclosure in response to SEC Staff comments in the filings reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings made; and

●	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth R. Albaneze
Mary Beth R. Albaneze
Secretary
Russell Investment Funds